Filed Pursuant to Rule 433

Registration Statement No. 333-133966

Dated September 25, 2006

Issuer:	Commonwealth Edison Company

Ratings:	Baa2 (Negative Outlook) (Moody’s) A- (CreditWatch with Negative Implications) (S&P) BBB+ (Negative Outlook) (Fitch)

Principal Amount:	$115,000,000

Title of Securities:	First Mortgage 5.95% Bonds, Series 104, due 2016

Legal Format:	SEC-Registered (Registration No. 333-133966)

Settlement Date:	October 2, 2006

Maturity Date:	August 15, 2016

Issue Price:	102.045% of principal amount, plus accrued interest from August 28, 2006

Coupon:	5.95%

Benchmark Treasury:	4.875% due August 15, 2016

Spread to Benchmark:	+113 basis points (1.13%)

Treasury Yield:	4.546%

Reoffer Yield:	5.676%

Interest Payment Dates:	Semi-annually on February 15 and August 15, commencing on February 15, 2007

Redemption Provisions: Make-whole call:	At any time at a discount rate of Treasury rate plus 20 basis points

CUSIP:	202795 HN3

Joint Book-Running Managers:	Loop Capital Markets, LLC The Williams Capital Group, L.P.

Co-Managers:	Cabrera Capital Markets, Inc. Melvin Securities, L.L.C. Popular Securities SBK-Brooks Investment Corp.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering.  Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus from Loop Capital Markets, LLC by calling 888-294-8898 or The Williams Capital Group, L.P. by calling 800-924-1311.